VIDEOCON D2H LIMITED 1st Floor, Techweb Centre, New Link Road

Oshiwara Jogeschwari (West), Mumbai 400 102

Maharashtra, India

March 20, 2015

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Videocon d2h Limited Amendment No. 4 to Registration Statement on Form F-4 Filed March 20, 2015

Telephonic Comment Received on March 19, 2015

CIK No. 0001629220

Dear Mr. Spirgel:

This letter is in response to the telephonic comment received on March 19, 2015 from the Staff of the Securities and Exchange Commission (the “Commission”) regarding Amendment No. 4 to the Registration Statement on Form F-4 of Videocon d2h Limited (the “Company”) (as amended, the “Form F-4”).

We have addressed the Staff’s comment below. For ease of reference, we have included the Staff's comment in bold and inserted our response following comment.

Unaudited Pro Forma Videocon d2h Financial Information, page 99

6. Issuance of Shareholder, Sponsor and Executive earn out, page 107

2.	We note your response to our prior comment 2 from our letter dated March 18, 2015 and your new disclosure at the bottom of page 109. Your new disclosure shows book value per share assuming minimum redemption, which gives you the highest book value per share. If you assume the maximum redemption, your book value per share would be significantly lower. Please revise to also include book value per share assuming maximum redemption and distribution of earn out shares.

Response: The Company has revised the disclosure on page 109 of the Form F-4 to include book value per share assuming a maximum redemption scenario and corresponding reduction in sponsor earn out shares in accordance with the Contribution Agreement (as defined in the Form F-4).

* * * * *

The Company has filed with the Commission Amendment No. 5 to the Form F-4 to made the revised disclosure discussed above. Amendment No. 5 also includes various ministerial changes to, among other matters, disclose the date and time of the special meeting of stockholders of Silver Eagle, update the form of Notice of Special Meeting of Stockholders of Silver Eagle and Notice of Special Meeting of Public Warrantholders of Silver Eagle to conform to the forms of such notices sent to the holders and include as an exhibit the consent of KPMG with respect to Silver Eagle’s 2014 audited financial statements.

Mr. Larry Spirgel
Securities and Exchange Commission
March 20, 2015

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	the comments of the Staff of the Commission or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses in this letter, kindly contact the undersigned at

+91 (22) 4255 5000 or via email at sdhoot@videoconmail.com.

Very truly yours,

/s/ Saurabh Pradipkumar Dhoot

Saurabh Pradipkumar Dhoot

Executive Director